[LETTERHEAD OF USA TECHNOLOGIES, INC.]

December 2, 2009

Via Facsimile and U.S. Mail

Mellissa Campbell Duru, Esquire
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	USA Technologies, Inc.
Definitive Additional Materials
Filed November 20 and 24, 2009
File No. 1-33365

Dear Ms. Duru:

This letter responds to the comments set forth in your letter dated November 25, 2009 to George Jensen, Chairman and Chief Executive Officer of USA Technologies, Inc. (the “Company”), regarding the filing listed above.  For your convenience, we have restated the Staff’s comments and have provided the Company’s responses below such comments:

General

1.           We note that Messrs. Tirpak and Thomas or the Shareholder Advocates for Value Enhancement filed a Schedule 14A to solicit proxies for purposes of, among other things, electing their slate of directors to your board at your upcoming annual meeting.  Please be advised that you are required to file a supplement to your Schedule 14A (tagged as a “DEFR14A”) and include in your revised proxy materials disclosure regarding the contest that is material to a shareholder’s voting decision.  For example, please include disclosure required by Items 4(b) and 5(b) of Schedule 14A.

RESPONSE:

The Company has prepared and filed today with the SEC an appropriate supplement to the Proxy Statement tagged as a “DEFR14A” (the “Supplement”).

2.           Please refer to our previous comment.  Please ensure that the revised filing clarifies whether or not brokers will have discretion to vote securities for which they have not received instructions.  In addition, to the extent brokers do retain discretion to vote the securities they hold on behalf of beneficial holders, advise us, with a view toward revised disclosure, what consideration has been given to disclosing the date by which brokers must receive instructions in order to have the votes reflect security holder selections.

Mellissa Campbell Duru, Esquire
December 2, 2009

RESPONSE:

The Supplement clarifies whether or not brokers will have discretion to vote securities for which they have not received instructions. To the extent that brokers have discretion to vote the securities they hold on behalf of the beneficial holders, the Supplement also reflects the date by which brokers must receive instructions in order to have the votes reflect security holder selections.

Definitive Additional Materials

3.           Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  Provide us with support with respect to the following non-exhaustive list of statements you make:

•	“[t]he Company is a leader in our market . . ., and,

•	“[r]ecently, the Company successfully negotiated a contract with one of its largest suppliers . . .[t]his will result in immediate and significant gross profits . . .” (emphasis added)

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

RESPONSE:

The statement in the definitive additional materials dated November 20, 2009 that “[t]he Company is the leader in our market” is supported by, among other things, The Nilson Report (Issue 934, September 2009) and The Nilson Report (Issue 912, October 2008), copies of which are being provided to the Staff on a supplemental basis. The September 2009 Nilson Report states that the Company was the 6th largest shipper of point of sale terminals in 2008 and was the 34th largest in the world. The October 2008 Nilson Report states that the Company was the 6th largest shipper of point of sale terminals in 2007. None of the Company’s competitors in the beverage vending industry are reflected on these lists.  According to The Nilson Report’s website, The Nilson Report has been the world’s leading source of news and proprietary research on consumer payment systems for 39 years.  The Company is not aware of any competitor in the beverage vending industry that has a higher number of connections than the Company (approximately 57,000 as of September 30, 2009) or that processes a greater volume of transactions than the Company. Finally, each of VISA and MasterCard selected the Company’s point of sale device and network services in connection with their seeding program investments in the beverage vending industry.

As the Staff noted, the Company states in its definitive additional soliciting materials dated November 20, 2009 that “[r]ecently, the Company successfully negotiated a contract with one of its largest suppliers …[t]his will result in immediate and significant gross profits…”(emphasis  added). On November 10, 2009, the Company entered into an amendment to its communications contract with its telecommunications provider which substantially reduced the rates to be paid by the Company in connection with the transmission of data to its network from the point of sale devices.  The provisions of the amendment became effective on the date the amendment was signed. Management based its statement regarding the increase in gross profit for the quarter ended September 30, 2009 on the gross profit calculation. The calculation showed a significant increase in gross profit which would have been realized by the Company had the amendment been in place during the quarter ended September 30, 2009 (34% rather than the gross margin of 27% actually realized by the Company). The Company anticipates that gross profits will be significantly increased in the future as a result of the amendment.

Mellissa Campbell Duru, Esquire
December 2, 2009

The Company has support for all of the other statements, or assertions of opinion or fact, contained in the definitive additional materials.

For example, the additional soliciting materials state that the Company’s strategic plan “is clearly focused on generating positive net income by the quarter ending December 31, 2010.” The Company has a six year monthly forecast of operations that covers the period from July 1, 2009 to June 30, 2015. The forecast indicates that the Company would have a positive net income by the quarter ending December 31, 2010, and the Company would have approximately 114,000 devices connected to its network by December 31, 2010. Management believes that the assumptions in the forecast are reasonable.

The additional soliciting materials also state that “the Company is actively engaged in activities that it hopes will ultimately culminate in the reduction of costs associated with transaction processing. If successful, this too, will have an immediate, significant and positive impact on gross margins.” The Company is working with its transaction processor, its industry membership organization and a credit card company to reduce transaction processing costs, such as interchange costs and assessment charges charged by the credit card companies. The anticipated reductions sought by the Company would reduce our transaction processing costs by approximately $50,000 per month based on current transaction processing volumes, or $150,000 per quarter, which would significantly improve our gross profits.

Finally, the additional soliciting materials state that we “plan to further reduce SG&A expenses in future quarters.” This statement is supported by the fact that, during the current quarter ending December 31, 2009, the Company has reduced the costs paid to outside consultants, primarily software and hardware developers. In addition, in future quarters, the Company anticipates reducing costs associated with SOX and PCI (Payment Card Industry) Security Standard compliance issues and making further cost reductions including, reductions in software and hardware consultant costs.

4.           Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  Refer to Rule 14a-9.  Please delete or provide sufficient basis in future filings for your assertions.  In this regard, we note references to the “grossly misleading” information contained in the dissidents’ filings and the statement in the letter to shareholders dated November 24, 2009 that implies the dissidents’ nominees are not independent.

Mellissa Campbell Duru, Esquire
December 2, 2009

RESPONSE:

The Company understands that all statements in its proxy soliciting materials must have a factual foundation. This will confirm that all statements in the Company’s previous, current, as well as future filings will have such a factual foundation.

As noted by the Staff, the November 20, 2009 additional soliciting materials stated that SAVE’s preliminary proxy statement contained information regarding management’s compensation that was grossly misleading. The Company believes that, among other things, SAVE’s failure to specifically state the portion of management’s compensation that consisted of cash and of stock (noncash) was grossly misleading to shareholders, especially when these aggregate compensation amounts were also expressed as a percentage of revenues of the Company. This was also noted in the letter to the Staff from the Company’s counsel dated November 23, 2009 relating to SAVE’s preliminary proxy statement. The Company notes that the amended preliminary proxy statement filed by SAVE on Friday, November 27, 2009 specifically added the breakdown between cash compensation and stock compensation (noncash) which had not been set forth in its original preliminary proxy statement.

Finally, we have not found any statement in the Company’s letter to shareholders dated November 24, 2009 implying that SAVE’s nominees are not independent. The Company does not dispute that these nominees are independent, and the Supplement has been revised to include a statement that the nominees of SAVE are independent.

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ George R. Jensen, Jr.

Mellissa Campbell Duru, Esquire
December 2, 2009

George R. Jensen, Jr.
Chairman and Chief Executive Officer

cc: Justin P. Klein, Esquire
     Douglas M. Lurio, Esquire

THE NILSON REPORT
(SEPTEMBER 2009)

THE NILSON REPORT

For 39 years, the leading publication covering payment systems worldwide. SEPTEMBER 2009 | Issue 934

ENCRYPTION, TOKEN, AND CHIP SECURITY

Acquirers, processors, POS terminal manufacturers, and providers of gateway services and data storage in the U.S. are bringing their merchant customers enhanced data security programs involving

... turn to page 7

GENMOBI MERCHANT FRAUD PROTECTION

Existing fraud protection software deployed by Web merchants uses algorithms or lists to validate whether or not a card account is valid with 98% accuracy, but cannot validate whether the person

... turn to page 5

USAA MEMBERSHOP MALL

USAA provides financial products and services to 7.2 million active or retired military personnel and their families. Its products include credit and debit cards issued by USAA Federal Savings

... turn to page 8

MARGENTO MOBILE PAYMENTS/TERMINALS

Near Field Communications technology for proximity and remote mobile payments is expected to be available in two to three years but only in newly manufactured handsets. Data Over Voice (DOV)

... turn to page 8

BPC CARD AND TRANSACTION SOFTWARE

More new clients have been signed by BPC Banking Technologies in recent years than by any other vendor of software applications designed to manage payment cards and other financial

... turn to page 6

BEYOND SINGLE-USE ACCOUNT NUMBERS

Single-use account numbers that stand in for actual account numbers were introduced 10 years ago by several companies as a way for consumers to protect their financial data when shopping on

... turn to page 9

FRIENDLIER CREDIT CARDS

Almost all credit cards introduced in the U.S. over the last decade have been designed to encourage spending. New products just finding their way to the market are designed to help revolving

... turn to page 12

Share of POS Terminal Shipments Worldwide

Issuer
Share
Ingenico 30.9%
VeriFone 26.7%
Hypercom 13.4%
SZZT Elect. 7.2%
CyberNet 4.4%
Castles Tech. 2.4%
The Rest 15.0%

© 2009 The Nilson Report

POS TERMINAL SHIPMENTS WORLDWIDE

The 55 manufacturers of payment card authorization terminals shipped 13.9 million units worldwide in 2008, up 8.7% from 12.8 million in 2007. These terminals were stand-alone types, or connected to electronic cash registers (ECRs) or to PC-based systems. Figures do not include newly manufactured ECRs, the PC-based systems themselves, unattended card readers at gas stations, or PIN pads.

The Asia/Pacific region had the highest increase in number of units shipped, up 559,843 terminals to 3.6 million, an increase of 18.1%. Its market share grew to 26.3% from 24.2%.

Europe received the most new POS terminals in 2008 — 4.5 million units, up 5.7% or 241,626 units more than 2007. However, its market share of

... turn to page 9

www.nilsonreport.com

- Order back issues
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INSIDE: FAST FACTS ▸ 2-4 | CAPITAL ONE TAX CASE ▸ 5 | ELAVON-SANTANDER MERCHANT ALLIANCE ▸ 5,6

CHARTS: HYBRID TOKEN/ENCRYPTION SECURITY ▸ 7 | POS TERMINAL SHIPMENTS BY REGION 1999-2008 ▸ 9
POS TERMINAL SHIPMENTS WORLDWIDE ▸ 10 | POS TERMINAL SHIPMENTS BY REGION – 2008 ▸ 11

© HSN Consultants Inc. 2009 THE NILSON REPORT Reproducing or allowing reproduction or dissemination of any portion of this newsletter in any manner for any purpose is a copyright violation subject to substantial fines.

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THE NILSON REPORT: 1110 Eugenia Place, Suite 100, Carpinteria, CA 93013 USA • PHONE (805) 684-8800 • FAX (805) 684-8825 • info@nilsonreport.com for cruise ship travel, electronic goods, FedEx discounts, rental car discounts, etc., and these will be combined with MemberShop points.

USAA customers who don't have a USAA credit or debit card can link any payment card to MemberShop. For them, cash rebates will be paid quarterly by check. James Reed is Director of Product Management at USAA Alliance Services in San Antonio, Texas, (210) 498-8610, james.reed@usaa.com. Prior issues: 932, 931, 929, 923

Mall Networks has been offering merchant-funded rewards since 2005. Currently, 800 brick-and-mortar stores and Web sites are in its program. The company's search engine gives buyers price comparisons for any product available on the Web, and can suggest products based on past purchases. Other card-issuing clients include Chase and Discover. Tom Beecher is CEO at Mall Networks in Lexington, Massachusetts, (781) 541-6800, tbeecher@mallnetworks.com. Prior issues: 924, 917, 912, 911, 905, 898, 896, 881, 867, 856, 593

BEYOND SINGLE-USE ACCOUNT NUMBERS

(from page 1)...

the Web. If stolen, the single-use number is unusable. Start-up Kemesa's platform, called Shop Shield, builds on the notion of single-use account numbers and adds protection against phishing and identity theft because all personal information exchanged during the transaction also involves stand-in data. When a virtual Visa account number is created for the merchant, for example, so is stand-in information for the cardholder's email, billing address, and phone number. Everything is handled from wallet software that fills in data automatically and gives consumers access to all of their payment accounts with one anonymous username and password.

In addition to single-use account numbers, Kemesa can generate numbers that can be used repeatedly, which makes them viable for subscription services and recurring bills. Consumers can pay $9.99 monthly for an unlimited number of single- or recurring-use account numbers, or pay per-transaction fees that range from 49¢ to 99¢.

Consumers can register any general-purpose-type credit or debit card or demand deposit account with Kemesa, which stands in the middle of the transaction and generates a virtual Visa credit or debit card account number to pay merchants. Dollar Bank based in Pittsburgh is the Visa card issuer. Kemesa reaches the consumer's bank through First Data.

Kemesa received a patent for its process in 2005. It has raised $5 million in angel funding. Steve Bachenheimer is CEO at Kemesa in Aventura, Florida, (305) 776-1358, steve.bachenheimer@kemesa.net.

POS Terminal Shipments by Region (Millions)
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
Europe
Asia
U.S.
Latin America
MEA
Canada
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08

©2009 The Nilson Report

POS TERMINAL SHIPMENTS WORLDWIDE

(from page 1) ...

32.2% was down from 33.1%.

Latin America received 2.0 million units, up 224,655 units or 12.6%. Its market share grew to 14.5% from 14.0%.

The Middle East/Africa region had the highest percentage increase in shipments of any region, up 20.1% to 1.0 million terminals, an increase of 171,700 units. Its market share of 7.4% was up from 6.7%.

turn to page 10

r in any manner for any purpose constitutes a copyright violation subject to substantial fines.

SEPTEMBER 2009 ■ ISSUE 934 THE NILSON REPORT 9

POS TERMINAL SHIPMENTS WORLDWIDE

(from page 9)

Shipments to the U.S. and Canada both declined. The U.S. received 2.4 million units, down 2.8% or 71,382 units. Its market share of 17.6% was down from 19.7%. Canada received 273,638 units, down 16,313 units or 5.6%. Its market share was 2.0%, down from 2.3%.

The top six companies accounted for 85.0% of the shipments in 2008, up from 84.6% in 2007.

Ingenico's market share of 30.9% was up from 29.8% in 2007. Ingenico had the highest share of shipments in Europe (44.3%), the Middle East/Africa (36.5%), and Canada (54.8%), and was second largest in the United States (24.1%), Latin America (36.9%), and Asia/Pacific (12.3%).

VeriFone, the second largest manufacturer worldwide with a market share of 26.7% (down from 28.1%), had the largest share of shipments to the United States (50.7%) and Latin America (42.8%). Its share was second largest in Europe (23.5%), the Middle East/Africa (14.0%), and Canada (28.9%), and fourth largest in Asia/Pacific (9.0%).

Hypercom remained the third largest manufacturer worldwide with a market share of 13.4%, down from 13.9%. Its share was third largest in the United States (18.8%), Europe (21.1%), Middle East/Africa (11.7%), and Latin America (8.0%). It was fourth largest in Canada (3.4%) and sixth largest in Asia/Pacific (4.7%).

SZZT Electronics was the fourth largest manufacturer worldwide with a market share of 7.1%, up from 5.7% in 2007. It had the largest share of shipments to the Asia/Pacific region (27.0%). Its share in each of the other world regions was less than 1.0%.

CyberNet was the fifth largest manufacturer worldwide with a market share of 4.4%, up from 4.2%. Its share was third largest in Asia/Pacific (10.9%), fifth largest in Europe (2.1%) and Latin America (4.0%), and seventh largest in Middle East/Africa (4.0%).

Castles Technology was the sixth largest manufacturer in 2008 with a market share of 2.4%, overtaking Gemalto. It was fourth largest in Latin America (6.2%), sixth largest in Middle East/Africa (7.2%), eighth largest in Europe (less than 1.0%), ninth largest in the U.S. (less than 1.0%), and tenth largest in Asia/Pacific (2.7%). Prior issues: 912, 911, 909, 907, 906, 905, 904, 903

POS Terminal Shipments 2008

Rank	Mfg./Headquarters	Units	Chg.
1	**Ingenico** France	4,285,000	13%
2	**VeriFone** U.S.*	3,700,000	3%
3	**Hypercom** U.S.*	1,859,200	5%
4	**SZZT Electronics** China	991,223	37%
5	**CyberNet** South Korea	613,629	15%
6	**Castles Technology** Taiwan	339,500	41%
7	**Gemalto** France	274,000	–26%
8	**Pax Technology** China	264,689	54%
9	**Bitel** South Korea	189,800	30%
10	**Fujian Landi** China	158,000	23%
11	**Spectra Tech.** Hong Kong	134,318	41%
12	**Fujian Newland** China	106,000	31%
13	**Atos Worldline** Belgium	100,722	24%
14	**Hanchang Syst.** South Korea	99,526	51%
15	**Panasonic** Japan	85,000	–54%
16	**First Data/LinkPoint** U.S.	85,000	–3%
17	**Kwang Woo** South Korea	63,000	–13%
18	**CCV (EL-ME)** Germany	44,000	33%
19	**Linudix** South Korea	42,000	27%
20	**M.POS** Hong Kong	40,889	11%
21	**Xinguodu Technology** China	31,088	–47%
22	**Glintt (ParaRede)** Portugal	31,050	40%
23	**ExaDigm** U.S.	30,115	11%
24	**NBS Pymt. Solutions** Canada	29,500	–21%
25	**Way Systems** U.S.	24,500	–6%
26	**Bluebird Soft** South Korea	24,120	56%
27	**Match Tech Industrial** China	19,000	46%
28	**DA Networks** Italy	18,000	–66%
29	**LinkFlex** South Korea	17,010	47%
30	**Mobitron** South Korea	15,250	–8%
31	**Toshiba TEC** Japan	15,218	1%
32	**ProvencoCadmus** N. Zealand	15,000	–40%
33	**Intellect** Belgium	14,450	–74%
34	**USA Technologies** U.S.	12,765	–52%
35	**Blue Bamboo** China	12,000	329%
36	**Hangzhou Sunyard** China	11,700	550%
37	**REA Card** Germany	10,880	29%
38	**Intelligent Data** Spain	8,729	82%
39	**New POS Technology** China	8,500	new
40	**Visiontek** India	8,389	116%
41	**Thyron Systems** U.K.	6,012	–10%
42	**Margento** Netherlands*	5,000	20%
43	**Iris Corporation** Malaysia	1,150	–32%
44	**iTOKA Limited** Hong Kong	1,100	–19%
45	**Laike Electronics** China	1,000	67%
46	**MaxID** United States	697	1600%
	Others	17,950	22%
	TOTAL	13,865,669	9%

Some prior year figures have been restated. *Estimate.

© 2009 The Nilson Report

10 SEPTEMBER 2009 ■ ISSUE 934 THE NILSON REPORT

DO NOT COPY THIS REPORT. Reproducing or allowing reproduction of any portion of t

POS Terminal Shipments by Region 2008

Asia/Pacific

Rank	Manufacturer	Units	Chg.
1	SZZT Electronics	983,200	37%
2	Ingenico	450,000	44%
3	CyberNet	399,154	15%
4	VeriFone*	327,000	11%
5	Pax Technology	246,924	60%
6	Hypercom*	170,000	6%
7	Fujian Landi	158,000	23%
8	Spectra Tech.	134,318	41%
9	Fujian Newland	106,000	31%
10	Castles Technology	100,000	11%
11	Hanchang System	99,496	51%
12	Panasonic	85,000	-54%
13	Gemalto	76,000	-39%
14	Kwang Woo	63,000	-13%
15	Bitel	47,000	-13%
16	Linudix	42,000	27%
17	Xinguodu Tech.	31,088	-47%
18	M.POS	16,459	3%
19	Toshiba TEC	15,218	1%
20	ProvencoCadmus	15,000	-40%
21	Mobitron	14,000	-7%
22	ExaDigm	13,640	11%
23	Blue Bamboo	10,000	300%
24	Bluebird Soft	9,792	61%
25	Match Tech	9,000	50%
26	Visiontek	4,433	129%
27	New POS Technology	3,720	new
28	LinkFlex	3,000	76%
29	Hangzhou Sunyard	2,300	171%
30	Atos Worldline	2,087	190%
31	iTOKA Limited	1,000	-17%
32	Laike Electronics	1,000	67%
33	Iris Corporation	650	3,150%
34	Intellect	350	-44%
35	USA Technologies	130	new

Canada

Rank	Manufacturer	Units	Chg.
1	Ingenico	150,000	1%
2	VeriFone*	79,000	-12%
3	NBS Pymt. Solutions	29,500	-21%
4	Hypercom*	9,200	104%
5	Atos Worldline	2,499	23%
6	Bitel	500	-81%
7	M.POS	480	33%
8	Hangzhou Sunyard	400	new
9	SZZT Electronics	198	-30%
10	Bluebird Soft	32	52%
11	USA Technologies	16	new
12	LinkFlex	10	new
13	Visiontek	3	new

Europe

Rank	Manufacturer	Units	Chg.
1	Ingenico	1,980,000	12%
2	VeriFone*	1,050,000	9%
3	Hypercom*	940,000	5%
4	Atos Worldline	95,754	24%
5	CyberNet	93,150	15%
6	Gemalto	81,000	-37%
7	CCV (EL-ME)	44,000	33%
8	Castles Technology	36,000	-8%
9	Glintt (ParaRede)	30,550	41%
10	DA Networks	18,000	-66%
11	Bitel	17,000	-26%
12	REA Card	10,880	29%
13	Intellect	10,000	-75%
14	Way Systems	8,000	-10%
15	Intelligent Data	7,299	74%
16	Thyron Systems	6,012	-10%
17	Pax Technology	5,554	19%
18	M.POS	5,000	96%
19	Match Tech	5,000	67%
20	Bluebird Soft	4,147	44%
21	Margento*	4,000	20%
22	Hangzhou Sunyard	2,500	456%
23	ExaDigm	2,350	9%
24	LinkFlex	2,000	67%
25	Visiontek	1,856	65%
26	SZZT Electronics	1,105	-37%
27	New POS Technology	900	new
28	Blue Bamboo	500	new
29	Mobitron	450	-18%
30	Iris Corporation	100	-80%
31	Hanchang System	10	new
32	USA Technologies	8	new

Latin America

Rank	Manufacturer	Units	Chg.
1	VeriFone*	860,000	23%
2	Ingenico	740,000	20%
3	Hypercom*	160,000	-36%
4	Castles Technology	125,000	36%
5	CyberNet	79,925	15%
6	Bitel	15,000	-30%
7	M.POS	6,700	10%
8	Bluebird Soft	5,369	11%
9	Match Tech	5,000	25%
10	Intellect	4,000	-73%
11	SZZT Electronics	1,884	-13%
12	LinkFlex	1,500	new
13	Intelligent Data	1,430	132%
14	New POS Technology	1,080	new
15	PAX Technology	542	477%
16	Hangzhou Sunyard	300	new
17	Mobitron	200	-20%
18	Iris Corporation	100	400%
19	ExaDigm	25	new
20	Atos Worldline	22	new

Middle East/Africa

Rank	Manufacturer	Units	Chg.
1	Ingenico	375,000	10%
2	VeriFone*	144,000	4%
3	Hypercom*	120,000	3%
4	Gemalto	111,000	-6%
5	Bitel	110,000	156%
6	Castles Technology	74,000	311%
7	CyberNet	41,400	15%
8	PAX Technology	11,669	-3%
9	M.POS	11,300	1%
10	LinkFlex	9,000	22%
11	SZZT Electronics	4,680	-9%
12	ExaDigm	3,550	10%
13	Hangzhou Sunyard	2,800	833%
14	New POS Technology	2,500	new
15	Visiontek	2,097	155%
16	Bluebird Soft	1,543	922%
17	Margento*	1,000	20%
18	MaxID	693	1,590%
19	Glintt (ParaRede)	500	0%
20	Atos Worldline	360	-66%
21	Intellect	100	0%
22	iTOKA Limited	100	-33%
23	Mobitron	100	-20%
24	Iris Corporation	50	-67%
25	Hanchang System	20	0%

United States

Rank	Manufacturer	Units	Chg.
1	VeriFone*	1,240,000	-11%
2	Ingenico	590,000	-4%
3	Hypercom*	460,000	33%
4	First Data/LinkPoint	85,000	-3%
5	Way Systems	16,400	-4%
6	USA Technologies	12,611	-53%
7	ExaDigm	10,550	11%
8	Gemalto	6,000	1,100%
9	Castles Technology	4,500	309%
10	Hangzhou Sunyard	3,400	1,600%
11	Bluebird Soft	3,237	114%
12	LinkFlex	1,500	15%
13	Blue Bamboo	1,500	400%
14	M.POS	950	36%
15	Mobitron	500	-17%
16	Bitel	300	-85%
17	New POS Technology	300	new
18	Iris Corporation	250	-75%
19	SZZT Electronics	156	-38%
20	MaxID	4	new

Some prior year figures have been restated.
*Estimate.

© 2009 The Nilson Report

sletter in any manner for any purpose constitutes a copyright violation subject to substantial fines.

SEPTEMBER 2009 ■ ISSUE 934 THE NILSON REPORT 11

THE NILSON REPORT
(OCTOBER 2008)

THE NILSON REPORT

For 38 years, the leading publication covering payment systems worldwide. OCTOBER 2008 | Issue 912

POS TERMINAL SHIPMENTS WORLDWIDE

The 48 manufacturers of payment card authorization terminals shipped 11.9 million units worldwide in 2007, up 21.8% from 9.8 million in 2006. These terminals were stand- alone types, or connected to electronic cash registers (ECRs) or to PC-based systems. Figures do not include newly manufactured ECRs, the PC-based systems themselves, unattended card readers at gas stations, and PIN pads.

The two largest regions continued to receive the most units shipped, but their market shares declined. Europe received the most new POS terminals in 2007 — 4.2 million units, up 14.9% or 547,549 units over 2006. Its market share of 35.2% was down from 37.3%. Shipments to the U.S. totaled 2.6 million units, up 15.0% or 333,770 units. Its market share of 21.4% was down from 22.7%.

The Asia/Pacific region had the second highest increase in number of units shipped behind Europe, up 505,604 terminals to 2.3 million, an increase of 27.7%. Its market share grew to 19.5% from 18.6%. Latin America received 1.7 million units, up 453,490 units or 36.2%. Its market share grew to 14.3% from 12.8%.

The Middle East/Africa region had the highest percentage increase in shipments of any region, up 60.7% to 851,985 terminals, an increase of 321,964 units. Its market share of 7.1% was up from 5.4%. The only region that had a decline was Canada, which received 288,617 units, down 22,408 units or 7.2%. Its market share was 2.4%, down from 3.2%.

Due to consolidation among some of the largest manufacturers, the top six companies accounted for 85.7% of the shipments in 2007, up from 79.3% in 2006. Ingenico became the largest POS terminal manufacturer in the world with the acquisition of Sagem. Its market share of 31.8% was up from 22.4% in 2006. Ingenico had the highest share of shipments in Europe (41.9%), the Middle East/Africa (40.1%), and Canada (51.5%), and was second largest in the United States (24.0%), Latin America (36.1%), and Asia/Pacific (13.5%). It also purchased a 55% equity position in Chinese manufacturer Fujian Landi.

Share of POS Terminal Shipments Worldwide

Issuer
Share
Ingenico 31.8%
VeriFone 30.0%
Hypercom 14.8%
CyberNet 4.5%
Gemalto 3.1%
Panasonic 1.5%
The Rest 14.3%

© 2008 The Nilson Report

PIN Pad Shipments 2007

TOTAL

Manufacturer	Units
Fujian Landi	119,000
SZZT Electronics	67,300
KwangWoo	42,000
Omron	20,000
ProvencoCadmus	20,000
CyberNet	16,200
Bitel	13,500
Toshiba TEC	12,415
Pax Tech.	10,072
Glintt (ParaRede)	5,990
Intelligent	4,562
Urmet	3,000

ASIA/PACIFIC

Manufacturer	Units
Fujian Landi	119,000
KwangWoo	42,000
SZZT Electronics	25,000
ProvencoCadmus	20,000
Omron	20,000
Toshiba TEC	12,415
Pax Tech.	10,047
CyberNet	3,000
Bitel	2,000

EUROPE

Manufacturer	Units
SZZT Electronics	13,500
CyberNet	7,400
Glintt (ParaRede)	5,690
Intelligent Data	4,012
Urmet	3,000
Bitel	500
PAX Tech.	20

LATIN AMERICA

Manufacturer	Units
SZZT Electronics	6,500
CyberNet	4,600
Intelligent Data	550

MIDDLE EAST/AFRICA

Manufacturer	Units
SZZT Electronics	14,500
Bitel	11,000
CyberNet	1,200
Glintt (ParaRede)	300
Pax Tech.	5

U.S. & CANADA

Manufacturer	Units
SZZT Electronics	7,800

© 2008 The Nilson Report

Posted with permission from The Nilson Report, Carpinteria, California, www.nilsonreport.com

© HSN Consultants Inc. 2008 THE NILSON REPORT Reproducing or allowing reproduction or dissemination of any portion of this newsletter in any manner for any purpose is a copyright violation subject to substantial fines. Yearly Subscription for 23 print and electronic issues is $1,295. ISSN 1087-8718
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POS TERMINAL SHIPMENTS

(from page 1)...

VeriFone, the second largest manufacturer worldwide with a market share of 30.0% (down from 31.5%), had the largest share of shipments to the United States (54.6%) and Latin America (41.0%). Its share was second largest in Europe (22.8%), the Middle East/Africa (16.3%), and Canada (31.2%), and third largest in Asia/Pacific (12.7%).

Hypercom acquired Thales and remained the third largest manufacturer worldwide with a market share of 14.8%, up from 9.7%. Its share was also third largest in the United States (13.5%), Europe (21.3%), Middle East/Africa (13.7%), and Latin America (14.6%). It was fourth largest in Canada (1.6%) and fifth largest in Asia/Pacific (6.9%).

Ingenico's and Hypercom's acquisitions of Sagem and Thales respectively moved CyberNet's ranking up from sixth to fourth largest worldwide. In 2007, CyberNet had a market share of 4.5%, down from 4.7% in 2006. It had the largest share of shipments to the Asia/Pacific region (14.9%), the fourth largest share in Latin America (4.1%), the fifth largest in Europe (1.9%), and sixth largest in Middle East/Africa (4.2%).

Gemalto was the fifth largest manufacturer worldwide with a market share of 3.1%, up from 3.0%. Its share was fourth largest in Europe (3.0%) and Middle East/Africa (13.6%), eighth largest in Asia/Pacific (5.4%), and ninth largest in the United States (0.1%). Prior issues: 911, 909, 907, 906, 905, 904, 903

POS Terminal Shipments 2007

Rank	Mfg./Headquarters	Units	Chg.
1	**Ingenico** France [1]	3,798,575	73%
2	**VeriFone** U.S.*	3,584,000	16%
3	**Hypercom** U.S.* [2]	1,770,900	86%
4	**CyberNet** South Korea	533,590	17%
5	**Gemalto** France	372,000	26%
6	**Panasonic** Japan	185,000	62%
7	**Pax Tech.** Hong Kong	171,439	67%
8	**Bitel** South Korea	146,200	11%
9	**Fujian Landi** China [3]	128,000	106%
10	**SZZT Electronics** China	125,790	33%
11	**Castles Tech.** Taiwan	100,000	12%
12	**Spectra Tech.** Hong Kong	95,290	67%
13	**First Data/LinkPoint** U.S.	88,000	13%
14	**KwangWoo** South Korea	82,000	–4%
15	**Atos Worldline** Belgium	81,047	48%
16	**Hanchang** South Korea	66,070	–30%
17	**Urmet** Italy	58,500	23%
18	**Intellect** Belgium	55,830	–54%
19	**DA Networks** Italy	53,000	–66%
20	**Motorola** U.S.	47,420	11%
21	**Linudix** South Korea	47,000	151%
22	**NBS Pymt. Sol.** Canada	37,279	23%
23	**M.POS** Hong Kong	36,900	39%
24	**EL-ME** Germany	33,000	0%
25	**ExaDigm** U.S.	27,170	52%
26	**USA Technologies** U.S.	26,690	328%
27	**Way Systems** U.S.	26,000	69%
28	**ProvencoCadmus** N. Zealand	25,000	–2%
29	**Glintt (ParaRede)** Portugal	22,766	80%
30	**Thyron Systems** U.K.	18,445	19%
31	**Fujian Newland** China	17,000	–9%
32	**Mobitron** South Korea	16,525	13%
33	**Bluebird Soft** South Korea	15,501	112%
34	**Toshiba TEC** Japan	15,322	–26%
35	**LinkFlex** South Korea	11,600	new
36	**REA Card** Germany	8,421	62%
37	**Intelligent Data** Spain	4,806	0%
38	**TechTrex** Canada	3,000	new
39	**Shenzhen Justtide** China	3,000	200%
40	**Blue Bamboo** China	2,800	new
41	**4Access Comm.** U.S.	2,000	new
42	**Hangzhou Sunyard** China	1,600	220%
43	**Iris Corporation** Malaysia	1,083	new
44	**MaxID** United States	41	–35%
45	**Other**	3,100	—
	TOTAL	11,948,700	22%

Some prior year figures have been restated. *Estimate.
(1) Includes Sagem. (2) Includes Thales. (3) Ingenico bought 55% equity in June 2008.

© 2008 The Nilson Report

Posted with permission from The Nilson Report, Carpinteria, California, www.nilsonreport.com

POS Terminal Shipments by Region 2007

United States

Rank	Manufacturer	Units	Chg.
1	VeriFone*	1,400,000	10%
2	Ingenico	615,243	25%
3	Hypercom*	345,000	12%
4	First Data/LinkPoint	88,000	13%
5	Motorola	47,000	11%
6	USA Tech.	26,690	328%
7	Way Systems	17,000	41%
8	ExaDigm	9,510	111%
9	Gemalto	2,000	-67%
10	Bitel	2,000	-33%
11	4Access Comm.	2,000	new
12	Bluebird Soft	1,511	805%
13	LinkFlex	1,300	new
14	Castles Tech.	1,000	0%
15	TechTrex	1,000	new
16	M.POS	700	59%
17	Mobitron	600	13%
18	Blue Bamboo	300	new
19	SZZT Electronics	240	20%
20	Hangzhou Sunyard	200	new
21	Intellect	100	-60%
22	IRIS	49	new
23	Hanchang	20	new
24	PAX Tech.	12	new

Asia/Pacific

Rank	Manufacturer	Units	Chg.
1	CyberNet	347,090	17%
2	Ingenico	313,541	130%
3	VeriFone*	295,000	12%
4	Panasonic	185,000	62%
5	Hypercom*	160,000	39%
6	Pax Tech.	154,682	51%
7	Fujian Landi	128,000	106%
8	Gemalto	126,000	21%
9	SZZT Electronics	116,000	35%
10	Spectra Tech.	95,290	67%
11	KwangWoo	82,000	-4%
12	Hanchang	66,000	-31%
13	Bitel	54,000	54%
14	Castles Tech.	47,000	18%
15	Linudix	39,500	130%
16	ProvencoCadmus	25,000	-2%
17	Fujian Newland	17,000	-9%
18	M.POS	16,030	30%
19	Toshiba TEC	15,322	-26%
20	Mobitron	15,000	13%
21	ExaDigm	12,266	28%
22	Bluebird Soft	6,098	17%
23	Shenzhen Justtide	3,000	200%
24	Blue Bamboo	2,500	new
25	LinkFlex	1,700	new
26	Urmet	1,000	new
27	Hangzhou Sunyard	1,000	100%
28	Atos Worldline	720	94%
29	Intellect	630	-93%
30	IRIS	148	new
31	Motorola	100	new

Canada

Rank	Manufacturer	Units	Chg.
1	Ingenico	148,775	50%
2	VeriFone*	90,000	13%
3	NBS	37,279	23%
4	Hypercom*	4,500	10%
5	Bitel	2,700	-46%
6	Atos Worldline	2,032	276%
7	TechTrex	2,000	new
8	Urmet	500	new
9	M.POS	360	72%
10	SZZT Electronics	350	30%
11	Motorola	100	33%
12	Bluebird Soft	21	new

Europe

Rank	Manufacturer	Units	Chg.
1	Ingenico	1,762,664	76%
2	VeriFone*	960,000	26%
3	Hypercom*	895,000	198%
4	Gemalto	128,000	-31%
5	CyberNet	81,000	16%
6	Atos Worldline	77,228	43%
7	Urmet	56,000	20%
8	DA Networks	53,000	-66%
9	Intellect	40,000	-51%
10	EL-ME	33,000	0%
11	Bitel	23,000	39%
12	Glintt (ParaRede)	22,266	85%
13	Castles Tech.	22,000	10%
14	Thyron Systems	18,445	19%
15	Way Systems	9,000	322%
16	REA Card	8,421	62%
17	Pax Tech.	4,670	1,488%
18	Intelligent Data	4,190	2%
19	Bluebird Soft	2,889	270%
20	M.POS	2,550	160%
21	ExaDigm	2,154	80%
22	SZZT Electronics	1,700	21%
23	LinkFlex	1,200	new
24	IRIS	815	new
25	Mobitron	550	10%
26	Hangzhou Sunyard	300	new
27	Motorola	220	10%

Latin America

Rank	Manufacturer	Units	Chg.
1	VeriFone*	700,000	19%
2	Ingenico	616,923	117%
3	Hypercom*	249,400	22%
4	CyberNet	69,500	16%
5	Bitel	21,500	26%
6	Castles Tech.	16,000	7%
7	Intellect	15,000	-50%
8	M.POS	6,100	27%
9	Bluebird Soft	4,831	331%
10	Linudix	3,000	new
11	SZZT Electronics	2,400	4%
12	Urmet	1,000	67%
13	Intelligent Data	616	-13%
14	Mobitron	250	25%
15	PAX Tech.	94	new
16	Hanchang	30	new

Middle East/Africa

Rank	Manufacturer	Units	Chg.
1	Ingenico	341,429	83%
2	VeriFone*	139,000	12%
3	Hypercom*	117,000	460%
4	Gemalto	116,000	new
5	Bitel	43,000	-22%
6	CyberNet	36,000	20%
7	Castles Tech.	14,000	8%
8	PAX Tech.	11,981	new
9	M.POS	11,160	41%
10	LinkFlex	7,400	new
11	SZZT Electronics	5,100	13%
12	Linudix	4,500	200%
13	ExaDigm	3,240	24%
14	Atos Worldline	1,067	>999%
15	Glintt (ParaRede)	500	-20%
16	Bluebird Soft	151	297%
17	Mobitron	125	25%
18	Intellect	100	-78%
19	Hangzhou Sunyard	100	new
20	IRIS	71	new
21	MaxID	41	-35%
22	Hanchang	20	new

Some prior year figures have been restated.
*Estimate.

© 2008 The Nilson Report

Posted with permission from The Nilson Report, Carpinteria, California, www.nilsonreport.com